UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number:  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.

P.O. BOX 7033

INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.           The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2021 and 2020, and for the

Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2021 and 2020, and for the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Simon Property Group and Adopting Entities Matching Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.

Indianapolis, Indiana

June 16, 2022

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2021	2020
Assets
Investments at fair value:
Common/collective trust funds	$549,108,598	$478,869,096
Common stock	30,887,481	16,439,582
Total investments	579,996,079	495,308,678

Receivables:
Notes receivable from participants	5,033,811	5,447,086
Total assets available for benefits	$585,029,890	$500,755,764

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

Additions
Contributions:
Participant	$18,739,126
Rollover	1,731,005
Employer	10,609,393
Interest and dividends	1,732,523
Net appreciation in fair value of investments	92,143,124
Total additions	124,955,171

Deductions
Benefits paid	39,807,589
Administrative expenses	873,456
Total deductions	40,681,045

Net increase	84,274,126

Net assets available for benefits:
Beginning of year	500,755,764
End of year	$585,029,890

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2021

1. Description of the Plan

The following description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides general information about the Plan’s provisions. Simon Property Group, L.P. and affiliated companies (the Employer or the Company) is the plan sponsor. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor. Simon Property Group, Inc. (SPG), a publicly traded real estate investment trust (REIT), owned a controlling 87.4% of Simon Property Group, L.P. at December 31, 2021 and 2020, respectively.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have at least 60 days of service and are age 21 or older.

The Administrative Committee is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Contributions

For purposes of making contributions to the Plan, employees become eligible on the first day of the month coincident with or following completion of 60 days of active employment and upon reaching age 21. Each year, participants may contribute from 1% to 50% of their before-tax compensation, as defined in the Plan. If automatically enrolled, a participant’s deferral is set at 3% of his or her eligible compensation and will increase 1% annually, with a maximum automatic contribution of 10% of eligible compensation, unless changed by the participant. Contributions are subject to maximum limitations, as defined in the Internal Revenue Code (the Code).

Employer Contributions

For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes eligible on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21. The Employer currently matches 100% of eligible participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the employer may make discretionary profit-sharing contributions, net of forfeitures, which totaled $2,183,765 during 2021. The discretionary contributions applied to all eligible employees, as defined. As of December 31, 2021 and 2020, unallocated participant forfeitures totaled $57,517 and $44,168, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2021 were $162,871.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balances to the total fund balance. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested accounts.

Participant Loans

All employees that participate in the Plan can borrow from their accounts in accordance with the provisions of the Plan. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment earnings become vested at the time they are credited to the participants’ accounts. In addition, employees vest immediately in employer-matching contributions.

Discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Non-forfeitable
Less than 2	—%

2	20

3	40

4	60

5	80

6 or more	100

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant, or their beneficiary whose vested account balance exceeds $5,000 may elect to receive either a lump sum or may elect installment payments. A participant whose vested account balance is $5,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

All administrative expenses are paid by the Plan with the exception of legal expenses which are paid by the Company.

Company Stock Fund

The Plan invests in common stock of SPG through its Simon Property Group Stock Fund (the Company Stock Fund). The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which timely instructions have not been given by a participant and any unallocated shares in the same proportion as it votes those shares for which it has received timely voting instructions from participants. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 7 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

3. Tax Status

The Plan has received a determination letter from the IRS dated June 1, 2015, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus, or COVID-19, a global pandemic and recommended containment and mitigation strategies worldwide. The COVID-19 pandemic has impacted the world economy, and investment fund prices and common stock prices for most companies, including SPG stock held in the Company Stock Fund. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, was enacted and signed into law. In 2020, certain provisions of the CARES Act adopted by the Plan provide for new participant loan and distribution options as well as for possible deferment of currently due repayments of participant loans up to one year.

5. Related-Party and Party in Interest Transactions

The Plan holds units of common/collective trust funds managed by Mercer, the investment advisor of the Plan. This Plan also invests in the common stock of SPG. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2021, the Plan received $1,416,057 in common stock dividends from SPG.

6. Reconciliation of Financial Statements to Form 5500

As of December 31, 2021 and 2020, net assets available for benefits per the Form 5500 totaled $585,029,890 and $500,755,764, respectively, and are equal to the net assets available for benefits per the financial statements. There were no reconciliation differences for 2021 and 2020.

The benefits paid to participants per the Form 5500 at December 31, 2021 totaled $39,807,589 and is equal to the benefits paid to participants per the financial statements with no reconciling differences.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of investment measured at fair value by the Plan.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Common stock includes SPG common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV.

The following tables set forth by level, within the fair value hierarchy, of the Plan’s assets carried at fair value as of December 31:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Common Stock	$30,887,481	$—	$—	$30,887,481
Common/collective trust funds	549,108,598	—	—	549,108,598
Total assets at fair value	$579,996,079	$—	$—	$579,996,079

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Common Stock	$16,439,582	$—	$—	$16,439,582
Common/collective trust funds	478,869,096	—	—	478,869,096
Total assets at fair value	$495,308,678	$—	$—	$495,308,678

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 34-1755769     Plan  #002

December 31, 2021

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value
Common Stock
Simon Property Group, Inc. Corporate Common Stock*	193,306 shares	**	$30,887,481

Common/collective trust funds
Invesco Stable Value B1	25,891,729 units	**	25,891,729
Mercer Small Mid Cap Stock Fund *	2,775,082 shares	**	52,393,550
Mercer Diversified Bond *	723,743 shares	**	9,169,818
Mercer Large Cap Stock *	4,136,496 shares	**	90,630,625
Mercer International Stock *	1,508,711 shares	**	24,244,983
State Street US Index	274,520 shares	**	4,228,977
State Street Real Asset	490,306 shares	**	7,726,240
State Street Small Mid Cap Index	365,697 shares	**	8,890,828
State Street S&P 500 Index	2,135,814 shares	**	93,446,138
State Street US Bond Index	1,275,658 shares	**	15,420,158
State Street Target Return Income	822,175 shares	**	10,800,088
State Street Target Return 2020	1,485,864 shares	**	20,396,453
State Street Target Return 2025	2,563,950 shares	**	37,277,267
State Street Target Return 2030	2,683,056 shares	**	40,358,526
State Street Target Return 2035	2,203,008 shares	**	33,758,890
State Street Target Return 2040	1,806,648 shares	**	28,124,083
State Street Target Return 2045	1,216,827 shares	**	19,191,797
State Street Target Return 2050	941,702 shares	**	14,972,118
State Street Target Return 2055	564,809 shares	**	8,981,035
State Street Target Return 2060	191,058 shares	**	3,037,634
State Street Target Return 2065	12,443 shares	**	167,659
Total Common/collective trust funds			549,108,598

Participant loans*	Interest rates range from 4% to 10.75%		5,033,811
			$585,029,890

*  Indicates party in interest to the Plan.

**Denotes all of the fund is participant directed, cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 16, 2022	/s/ Adam Reuille
Adam Reuille
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm